OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

YE US, Inc.

17/2 Yervand Kochar St,
Yerevan, 0070 Armenia

www.yecup.org

10000 shares of Common stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares of common stock ($107,000)

Minimum 10,000 shares of common stock ($10,000)

Company	YE US, Inc.
Corporate Address	17/2 Yervand Kochar St, Yerevan, 0070 Armenia
Description of Business	Consumer electronics company
Type of Security Offered	Common Stock
Purchase Price of Security Offered	1$
Minimum Investment Amount (per investor)	$350

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

YE US, Inc. is a tech company specialized in hardware consumer products, smart home devices and software. Our first product is Yecup, the wireless connected mug that heats up and cools down beverages on the go from the App. Yecup totally changes the way people enjoy their favorite drinks! It is world's first wireless smart mug that controls the temperature of any drink from the smartphone within short period of time. Yecup also serves as power source and charges smartphones or tablets up to 3 times a day. It is designed for big city life, long distances, for coffee & tea consumers, as well as sportsmen, doctors, office workers, teachers and students that consume different beverages daily. The team and 2 founders of the company are based in Yerevan, Armenia. The Company itself is registered in USA and pays taxes in USA. The production of smart mugs is handled in China, Shenzhen. The team is flexible and travels between these 3 destinations quite frequently. Yecup has gained popularity from **Indiegogo platform** in 2016, where it raised *$ 400K funds* and initial 2500 pre-orders. Now the product is being distributed to many countries and in parallel is being shipped to its customers worldwide!

Sales, Supply Chain, & Customer Base

Our ideal customer is 25-45 aged user who consumes beverages daily, is active and busy during the day. We also target tech lovers and industry professionals, as well as sportsmen and followers of healthy lifestyle. Our main sales channels are company's E-commerece website and individual distributors from around the world.

Competition

The product with its innovative technology is new in market, nevertheless it already has several competitors. Ember is another smart mug that is controlled from the smartphone. There is a significant difference in functioning and productivity of Ember. It keeps the right temperature for max. 2 hours and it's temperature range is 120° F - 145° F, it can be charged only with the charging coaster, while Yecup has 3 charging options; Wireless, AC adapter(fast charge) and Micro USB charging, the temperature range difference is also huge **from 49° F to 149° F.** Yecup also serves as power source for smartphones and tablets, making it easier to charge your devices outdoors. It outputs 5V 2A power.

Liabilities and Litigation

The company is not currently involved in any litigation.

The team

Officers and directors

VIGEN SANAHYAN	Director/CEO
JANNA BARSEGHYAN	Co-Founder/COO

VIGEN SANAHYAN
Vigen has been founder, Chief Executive Officer, and Director of YE US Inc since inception in 2016. He handles all operations and business activities of the Company, as well as develops high quality business strategies to ensure that the Company meets the desired results. With high quality professionalism, Vigen plans to achieve success step-by- step. He is responsible for team management and decision-making. He personally controls all production processes and finds solutions to manufacturing issues and company challenges. Vigen has an open-minded approach to new ideas and welcomes creativity.

JANNA BARSEGHYAN
Janna is the co-founder with 25% shares. She has served as the Chief Operating Officer since inception in 2016, and is responsible for the efficiency of business. With her professional and academic background supporting her, she promotes the culture and vision of the company and sets fruitful contacts with interested partners. Janna stands behind fast and brilliant community management. She also keeps in touch with all distributing partners and interested resellers making sure that the product finds way to its potential market.

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses.
- **There are few competitors in market like the Ember mug, that is currently sold on Amazon, Starbucks stores and other online platforms. Their financial means is more stable due to several investments that they've received so far, also their development and marketing team consists of industry professionals like former Beats by DRE and Apple Inc. members. There are other mugs that have rooted their place in market due to the cheaper price and better marketing strategy. The risk here is to compete with them in terms of market reach and sales.** Our current product may have design flaws or manufacturing defects. So far we have had less than 1% returns of orders because of manufacturing defects or design flaws. Those defects mostly include product charging issues and design defects; like scratched metal part or incorrectly assembled bottom. We cover the expenses of old item fixing, production of new unit and shipping costs from any destination, this also influences on company's financial state.
- **This is an early stage company. There is a risk of not reaching success in different markets among other early positioned products, as well as the risk of establishing long term distribution agreements with industry leaders.** There are several leading retailers in International market that are interested in Yecup and its distribution to the USA and other destinations. Amazon, QVC, Best Buy, Media Saturn Holding and other big resellers across the world have aggressive

business strategy and they want to start distribution with big order quantities (between 1K-10K). The payment in such cases is done 40-60 days after sales. The risk here is to manage production expenses of such quantities without any pre-payment and to manage to cover the shipping costs. In case of investment YE US Inc. will handle every quantity and will easily set up profitable business relations with interested leading retailers.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to finish research and development, start manufacturing operations of the new version, as well as to keep company's financial situation stable.** We estimate that we will require at least $400K to commence commercial production of Yecup 2. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our team is based in Armenia** The two founders and main team members of YE US Inc. (Hayk & Vardan) are from Armenia, Yerevan. Although the team is located in Armenia and works from Armenian HQ, the company is registered in USA, the patents and trademarks of the company are also registered on the American address and all kinds of transactions, operations with the customers and distributors are done through the company's American bank account. The company also pays taxes in USA. The two founders of YE US Inc. are flexible and can easily move to USA anytime. Besides our main team in Armenia, specialists from Ukraine, USA, China and other parts of the world work on the product making it a truly International corporation.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.
- **It may be difficult to effect service of process and enforce judgments against directors and officers in Armenia.** Several of our executive officers and/or directors are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Vigen Sanahyan, 65.0% ownership, Common stock
- Zhanna Barseghyan, 25.0% ownership, Common stock

Classes of securities

- Common Stock: 10,000,000

Common Stock

The Company has authorized 10,000,000 of common stock. 9,000,000 shares are issued to the Founders and team members. There are 1,000,000 shares currently outstanding (available).

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

The holders of shares of the Company's Common Stock, $0.0001 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

All voting rights and preferences are described in the Corporation bylaws document. According to the following, except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Year 2017 compared to Year ended December 31, 2016

Revenue for fiscal year 2017 was $ 75,316, compared to the fiscal year 2016 revenue of $ 326,339. Because of the Company's short-term debt of $58,000 (pre-orders taken on Indiegogo Platform in 2016) the company hasn't generated positive income yet.

Gross Margins

In fiscal year 2016 the Company had $ 126,339 gross profit. In fiscal Year 2017 the profit has dropped due to the Liabilities of the Company (2016 pre-orders fulfillment) and less generated sales compared to 2016.

The management forecasts that the Company will not generate profit without investments until Q2 2018. According to the same forecast Company's debt will be paid off in Q2 2018 and starting from this period the company will already have positive net income.

Expenses

The Company's expenses consist of, among other things, fulfillment of 2016 pre-orders, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of YE US Inc,.

Financial Milestones

The company is investing for continued growth of the brand, research and development of new products, fulfillment of old pre-orders from year 2016 and is generating net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $500 K, $2,5 million and $5 million, respectively, and believes that the company will generate positive net income beginning from **Q2 2018**. The above-mentioned revenues of years 2018, 2019 and 2020 will be reached by online sales, distribution and targeted social media marketing. Thereof, in case of 3000 sold units in 2018 the company will reach $ 500K of revenue, in 2019 we will hit $ 2.5 million in revenue if we sell about 15000 units and in the fiscal year of 2020 the company will generate $5 million in revenue with 31000 sold units respectively. The shipping costs are not included in these calculations.

By receiving an investment of $ 107K in this offering, the Company will manage fulfillment of remaining pre-orders from 2016, and will handle production of new version that is supposed to be the best out-of-competition connected device for different contents in the market. The investment will also cover new equipments for R&D, hiring of professionals in the corresponding field and management of targeted online marketing.

Liquidity and Capital Resources

Since its establishment in 2016 the company has raised $ 409K through crowdfunding platform and has received pre-orders through the same platform. Company is currently seeking for $107K investment through Regulation Crowdfunding on Startengine. The proceeds of this offering will go on research and development of the new product version, this requires a lot of resources that are currently funded from our revenue but that's not enough. The proceeds will also be used to increase marketing efforts and fund working capital. If we succeed on Startengine this will allow us to fulfill all Indiegogo pre-orders during 2017 fiscal Year and company will start to generate positive income from new sales through its own website and other sales channels like Amazon, Best Buy, Taobao etc.

The Company believes that the funds from this offering will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$9,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		

StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R&D	$3,271	$32,100
Marketing	$1,401	$17,120
Working Capital	$1,869	$10,700
Salaries	$935	$8,560
Rent	$700	$2,140
Total Use of Net Proceeds	$8,176	$70,620

We are seeking to raise $107000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for new product research and development, pre-production, prototyping. We also intend to invest in digital and social media marketing, make improvements to our e-commerce website, and explore highly targeted direct response television(QVC,HSN) as well as to expand our distribution geography.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF

Annual Report

The company will make annual reports available at www.yecup.org/financials labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR YE US, Inc.

[See attached]

I, Vigen Sanahyan, the Chief Executive Officer of YE US Inc., hereby certify that the financial statements of YE US Inc. and notes thereto for the periods ending December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $___Ø____; taxable income of $____Ø_____ and total tax of $__Ø___.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 08 November 2017.

(Signature)

Director / CEO (Title)

November 08, 2017 (Date)

YE US INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
December 31, 2016

YE US INC.
Index to Financial Statements
(unaudited)

YE US INC.
BALANCE SHEET
DECEMBER 31, 2016
(unaudited)

ASSETS			
	Current Assets		
		Cash and Cash Equivalents	88,656
		Accounts Receivable	0
		Inventories	
	Total Current Assets		$ 88,656
	Fixed Assets		
		Furniture & Fixtures, Net	15,000
	Total Fixed Assets		15,000
	Other Assets		
		Patent	285,000
	Total Other Assets		285,000
TOTAL ASSETS			**$ 388,656**
LIABILITIES & EQUITY			
	Liabilities		
		Unearned Revenue	168,000
		Accrued Liablities	-
	Total Liabilties		$ 168,000
	Long-Term Liabilities		
		Long term liablities	-
	Total Long-Term Liablities		$ -
	Total Liabilities		**$ 168,000**
Equity			
		Common Stock	132,450
		Net Income	88,206
	Total Equity		$ 220,656
TOTAL LIABILITIES & EQUITY			**$ 388,656**

YE US INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016
(unaudited)

Ordinary Income/Expense		
Income		
	Sales	**$ 326,339**
	Other Income	
Total Income		**$ 326,339**
	Materials	**200,000**
Total Cost of Goods Sold		**$ 200,000**
Gross Profit		**$ 126,339**
	Expense	
	Overhead Costs	**37,683**
		$ 37,683
Total EBITDA		**$ 88,656**
	Tax Expense	**450**
NET INCOME		**$ 88,206**

YE US INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Preferred Stock		Common stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
Inception	0	$	0	$	$	$	$	$
Issuance of founders stock	0	0	9,000,000	132,450	0	0	0	132,450
Shares issued for services	0	0	0	0	0	0	0	0
Contributed capital	0	0	0	0	0	0	0	0
Net income (loss)	0	0	0	0	0	0	88,206	88,206
31-Dec-16	0	$0	9,000,000	$132,450	$0	$0	$88,206	$220,656

YE US INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016
(unaudited)

Cash flows from operating activities	
Profit before taxation	88,656.00
Working capital changes:	
Increase / (Decrease) in trade payables	168,000.00
Cash generated from operations	256,656.00
Interest paid	-
Income taxes paid	(450.00)
Dividends paid	
Net cash from operating activities	256,206.00
Cash flows from investing activities	
Business acquisitions, net of cash acquired	(285,000.00)
Purchase of property, plant and equipment	(15,000.00)
Net cash used in investing activities	(300,000.00)
Cash flows from financing activities	
Proceeds from issue of share capital	132,450.00
Net cash used in financing activities	132,450.00

NOTE 1 – NATURE OF OPERATIONS

YE US Inc. was formed in September ("Inception") in the State of Delaware. The financial statements of YE US, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Yerevan, Armenia.

Yecup is an app-controlled, temperature adjustable wireless mug. This smart mug can travel with you absolutely anywhere you go: gym, any public places, college, or park. Yecup will charge a phone three times a day. Yecup cools down and heats the beverage on the go, sends notifications as soon as the drink is ready and tracks the location of the mug in the surrounding. It glows in red/blue referring to certain water condition; hot or cold.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from transactions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – PROPERTY, PLANT, AND EQUIPMENT

Property, Plant, and Equipment is the long term or noncurrent asset section of the balance sheet. The Company has recorded furniture and fixtures which we will depreciate over seven years.

NOTE 4 – PATENT

The Company holds patents related to the idea and development of the product. Patent costs are capitalized and are being amortized over the life of the patents. The weighted average remaining unamortized life of issued patents was approximately 8.5 years at December 31,2016. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. During the year ended December 31,2016 no significant impairment losses were recognized.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock. As of September 30, 2017, the company has currently issued 9,000,000 shares of our common stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 30, 2017, the issuance date of theses financial statements. No subsequent events requiring recognition were identified and therefore none were incorporated into the financial statements presented herein.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

2 Days until the ICO 2.0 Summit! To catch all the ICO pitches, add your name to the livestream list.

Yecup is pending **StartEngine Approval.**



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Investors

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Raised of $10K - $107K goal

Yecup

Wireless Temperature Adjustable Mug

Small OPO · Wilmington, DE · Technology
Accepting International Investment





Heat | Cool | Locate | Charge

World's Most Advanced Temperature-Adjustable Mug

Invest in Yecup

There have been a lot of advancements made to cups over the years, but no one's made anything for the "modern man," until the **Yecup**: **an app-controlled, temperature adjustable wireless mug.**

You can take the Yecup with you absolutely anywhere you go: to the gym, college or park! With the Yecup, your cold beverages can stay cold, and you can heat up your warm beverages on the go. Plus, **Yecup can charge your smartphone and tablet up to three times a day.**

The Yecup itself, can be charged, wirelessly, using a micro-USB, or using an AC adapter for fast charge. The cup is connected to the Yecup App which cools down and heats your beverage on the go, **sends notifications as soon as your drink is ready** and tracks the location of your mug.



The Yecup's stylish design features a logo that lights up according to the temperature of the water within: it's red when it's hot, and blue when it's cold.

Now is your chance to be a part of the future. In a world where consumers want everything on demand, Yecup answers the call. As everyday objects steadily advance to, **Yecup offers a no-hassle, portable solution for an interconnected world.**


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FIG. 1



Investment

$1/share of Common Stake | When you invest you are betting the company’s future value will exceed $10M.

We believe it's the most technologically advanced, temperature adjustable, wireless mug on the market!



What We've Accomplished So Far

The Yecup is a product of steady hard work and product testing. We came up with a product, launched it on Indiegogo and raised over $409K. We listened to the feedback of our backers, brainstormed and added features we knew would make the product more useful and marketable: cooling function, a power bank, and the ability to heat beverages. We have received over 3000 pre-orders. Now, we're in the process of developing the Yecup 2. Having found our customer base we know there are more people out there clamoring for the Yecup!




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Our Success So Far

- Raised $409K on IndieGoGo platform
- Developed own independent e-commerce website
- 3000+ products sold online
- We plan to make the mug available through multiple online platforms that are interested in Product: Amazon, Best Buy, NewEgg, QVC,HSN, Fency.com and more...



The Yecup


Bruno's mug
24°C











What Makes Yecup Different

To the best of our knowledge, the Yecup is the only smart cup that links to an application, can heat up *and* cool down the contents, and charge your phone up to 3 times a day. It's already gained devoted followers and is showing market traction. Our main competitors are: Mojoe, Ember, and Contigo. But we believe we have all of them beat because we have more compatible features, and user-friendly application. Plus we have more charging options than all three together. The Yecup's sleek design makes it a cool accessory to take with you anywhere and it beats competitors in the market.

Heat

Heat up your favourite beverage on-the-go up to 70 Celsius Degree. Switch the app to Fahrenheit if you prefer this temperature scale!

Cool

Now you can easily cool down your soda, water or fresh apple juice in hot summer days directly from the app, up to 10 Celsius Degree!

Find Location

With location tracking function you will never lose or forget your Yecup anywhere! You'll easily find it in the surroundings.

Charge

Yecup also serves as power dock for your tablet and smartphone. Charge your smart devices up to 3 times a day with Yecup's built-in charging option.

The Yecup 1



Lid Assy
C
A
Vessel
F
F
B
Bottom Assy

Here's what Makes Yecup 1 Different

- Trademark Registered
- Patent Pending (USPTO)
- Cool down & heat up any beverage from the app
- Charge your smartphone up to 3x a day
- Get notified when your drink is ready
- Get if fast: we offer Express Worldwide shipping
- Dimensions: 9,6" x 2,7" / 245 x 70 mm
- Weighs 1.3 Pounds
- Maid of Stainless Steel, BPA free plastic, and aluminum
- Bluetooth 4
- Compatible with IOS 10 or later or later and Android 5.1 and above
- 3 charging options
- AC adapter(110-220V US plug only),
- QI Wireless charger + dock
- USB charging (cable included)
- Holds 12 oz of liquid





Most Advanced
Wireless Connected
Smart Mug
YECUP
www.YECUP.org

The Yecup 2

We've taken the Yecup 1 (our flagship product) and expanded upon it to bring our consumers an even better product. In February of 2016 we came up with the Yecup 2. Eager to capitalize on our already growing market, we jumped on development and started in on design in March. By July our design was finished, and we knew that we'd come up with something special. Now, with our development and PCB design already finished, we'll be ready in Winter 2017 to order and test our first prototypes and **to begin launching in the first quarter of 2018.** Our experience of testing, launching, and growing Yecup 1 has taught us the ins and out of a business we've built from the ground up, and we're confident that launching the Yecup 2 is going to be an exciting new turn and huge success for the company. **Check out some of the features of Yecup 2, already positioned to be years ahead of competition.**






4) 360 lid assembly
Button cover
Case top cover
Clips
Step 3:
Inserting the Button cover into the Case top cover

Logic Board of Yecup 2

The Yecup 2's features*(not all features are disclosed)

- Silver coated inner vessel
- 360° LID (push to open mechanism)
- More capacity 17oz (500ml)
- USB Type-C™ PD(power delivery technology) * will charge macbook
- Better heating and cooling system (will keep same temperature for at least 10 hours)
- 360° RGB LEDs with FFT
- Plexiglass outer vessel (advantages: lightweight, durable, easy for manufacturing, will look like a black glass when LEDs are turned off)
- User can light up Yecup with any color
- 360° LED pulsating music
- Add-on high premium sound bluetooth speaker enough for 4-6 hours of music streaming. built-in 1gb memory to store music ,the user can upload music via Bluetooth or through Type C port
- Bluetooth 5 technology
- Security: latest location detect on map, lost mode etc.
- IP66 Water and dust proof
- Air flow holes open-close mechanism
- OLED touchscreen built in 360° LID to control temperature, music etc.* (this feature is the most challenging one)
- 45W Power adapter USB Type-C™ Power delivery

New temperature measurement Flex PCB


YE-LB-TMPS_00

USB Type-C™ Power Adapter




60mm
65mm
29mm



Yecup's Market and Industry

Yecup happens to be entering an industry that is *rapidly growing.* The technological world has advanced such that computing devices embedded into everyday objects has become the new normal. It's called the ***Internet of Things.*** The next frontier, possibly more so than Big Data, or wireless computing, will be devices connected through the internet, allowing these everyday objects to send and receive data. The possibilities for growth are astounding.

The Internet Of Things is Poised for Growth

- The semi-conductor industry's average annual growth rate between 2010 and 2013 was about 5%
- McKinsey Global Institute estimates that the impact of the Internet of Things on the global economy might be as high as $6.2T by 2025.
- The forecasted market for connected devices is 20B or 30B units by 2020
- Demand for the first generation of Internet of Things products (fitness bands, smart watches, and smart thermostats, for instance) will increase as component technologies evolve and their costs decline
- Nearly **$6T** will be spent on Internet of Things solutions over the **next five years**
- Bain predicts that by 2020 annual revenues could exceed **$470B** for the Internet of Things vendors selling the hardware, software and comprehensive solutions
- General Electric predicts investment in the Industrial Internet of Things (IIoT) is expected to top **$60T during the next 15 years**

Some 30 billion objects may be connected to the Internet of Things[1] by 2020.


26 billion–30 billion objects in 2020
~15–20% growth annually
7 billion–10 billion objects in 2013

[1]A networking of physical objects via embedded devices that collect and/or transmit information.

Source: Forecasts derived from ABI Research; expert interviews; Gartner; IDC; McKinsey analysis



2015

Yecup Is Invented!

It was winter and it was very cold in Saint-petersburg (Russia)

May 2016

Yecup launches on IndieGogo!

We raised over $400K!

June 2016



CAD drawings finished

November 2016



First working Yecup prototype arrived

June 2017



We have started shipping

Fall 2017

Launch on StartEngine!

November 2017

We're funded on Startengine! (ANTICIPATED)

December 2017

We're starting selling on Amazon (ANTICIPATED)

December 2017


Design
Prototype
Test
Task Analysis

Prototype of Yecup 2 is Completed! (ANTICIPATED)

March 2018

Yecup 2 Product launch! (ANTICIPATED)

In the Press

ANDROID AUTHORITY | Trusted Reviews | DIGITAL TRENDS | NEW ATLAS

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Meet the Team



VIGEN SANAHYAN

Director/CEO

Vigen has been founder, Chief Executive Officer, and Director of YE US Inc since inception in 2016. He handles all operations and business activities of the Company, as well as develops high quality business strategies to ensure that the Company meets the desired results. With high quality professionalism, Vigen plans to achieve success step-by- step. He is responsible for team management and decision-making. He personally controls all production processes and finds solutions to manufacturing issues and company challenges. Vigen has an open-minded approach to new ideas and welcomes creativity.



JANNA BARSEGHYAN

Co-Founder/COO

Janna is the co-founder with 25% shares. She has served as the Chief Operating Officer since inception in 2016, and is responsible for the efficiency of business. With her professional and academic background supporting her, she promotes the culture and vision of the company and sets fruitful contacts with interested partners. Janna stands behind fast and brilliant community management. She also keeps in touch with all distributing partners and interested resellers making sure that the product finds way to its potential market.



HAYK NERSESYAN

Head of Technology

Hayk is responsible for product's hardware engineering, new innovative ideas, as well as implementation and traction of different product testings. He holds 5% shares and serves as the CTO. Hayk has a solid work experience in mechanical engineering with a background of leading specialist at Credence Corporation, global provider of ATE solutions.



VARDAN KURKCHIYAN

Head of Software

Vardan leads the software team and UI-UX designers. He is responsible for the app's functionality and constant updates to ensure that the application remains up-to- date. Vardan is also experienced Senior application engineer at Oracle Corporation an American multinational computer technology corporation.



TATEV KEROBYAN

Head of Customer Support Team

Tatev is a professional customer support manager, she heads Company's Support team, encourages the growth of the team, tracks the team's improvements and creates engaged customers around the world. She is responsible for accurate brand recognition worldwide and effective customer support strategy.

KDENGINEERING

Mechanical Engineering

KDEngineering are a dedicated professional team covering many different disciplines of engineering. The KD Team offer solutions for any stage of development from an initial idea generation & conceptual sketch through to final production. We have the experience and devotion to help you whatever stage of business you are at, from startup companies wanting to visualize and define their first product, through to the experienced businesses looking to outsource their current design and drafting needs. With our expertise, let us help you get your product into production efficiently and cost effectively.

Offering Summary

Maximum 107,000 shares of common stock ($107,000)

Minimum 10,000 shares of common stock ($10,000)

Company	YE US, Inc.
Corporate Address	17/2 Yervand Kochar St, Yerevan, 0070 Armenia
Description of Business	Consumer electronics company
Type of Security Offered	Common Stock
Purchase Price of Security Offered	1$
Minimum Investment Amount (per investor)	$350

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Set your desired *perfect* temperature

Enjoy hot tea or other drinks in less than 30 minutes!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

BYLAWS

OF

YE US, INC.

a Delaware corporation

Table of Contents

Page

BYLAWS
OF
YE US, INC.

ARTICLE 1

OFFICES

Section 1.1 Registered Office.

The registered office of the corporation in the State of Delaware shall be at 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle.

Section 1.2 Other Offices.

The corporation shall have and maintain an office or principal place of business at 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle, and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors (the "**Board**") may from time to time determine or the business of the corporation may require.

ARTICLE 2

STOCKHOLDERS' MEETINGS

Section 2.1 Place of Meetings.

(a) All meetings of stockholders shall be held at the principal executive office of the corporation or at any other place within or without the State of Delaware specified by the Board, or, to the extent permitted by Section 2.1(b), by electronic communication.

(b) If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(1) Participate in a meeting of stockholders; and

(2) Be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (B) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

(c) For purposes of this Section 2.1, "**remote communication**" shall include (i) telephone or other voice communications and (ii) electronic mail or other form of written or visual electronic communications satisfying the requirements of Section 2.1(b).

Section 2.2 Annual Meetings.

The annual meetings of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board.

Section 2.3 Special Meetings.

Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by the Chairman of the Board or the Chief Executive Officer or the Board at any time. Upon written request of any stockholder or stockholders holding in the aggregate 30% of the voting power of all stockholders delivered in person or sent by registered mail to the Chairman of the Board, Chief Executive Officer or Secretary of the Corporation, the Secretary shall call a special meeting of stockholders to be held at such time as the Secretary may fix, such meeting to be held not less than 10 nor more than 60 days after the receipt of such request, and if the Secretary shall neglect or refuse to call such meeting within seven days after the receipt of such request, the stockholder making such request may do so.

Section 2.4 Notice of Meetings.

(a) Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of stockholders, specifying the place, if any, date and hour and purpose or purposes of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote thereat, directed to his address as it appears upon the books of the corporation; except that where the matter to be acted on is a merger or consolidation of the Corporation or a sale, lease or exchange of all or substantially all of its assets, such notice shall be given not less than 20 nor more than 60 days prior to such meeting.

(b) If at any meeting action is proposed to be taken which, if taken, would entitle shareholders fulfilling the requirements of section 262(d) of the Delaware General Corporation Law to an appraisal of the fair value of their shares, the notice of such meeting shall contain a statement of that purpose and to that effect and shall be accompanied by a copy of that statutory section.

(c) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken unless the adjournment is for more than thirty days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which event a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(d) Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, either before or after such meeting, and, to the extent permitted by law, will be waived by any stockholder by his attendance thereat, in person or by proxy. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

(e) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of Delaware General Corporation Law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (i) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent, and (ii) such inability becomes known to the Secretary or an assistant secretary of the corporation or to the transfer agent or other person responsible for the giving of notice; provided that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 2.4(e) shall be deemed given: (A) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (C) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice; and (D) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the Secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of these Bylaws, "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 2.5 Quorum and Voting.

(a) At all meetings of stockholders except where otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Shares, the voting of which at said meeting have been enjoined, or which for any reason cannot be lawfully voted at such meeting, shall not be counted to determine a quorum at said meeting. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

(b) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon the corporation.

(c) Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter, and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

Section 2.6 Voting Rights.

(a) Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

(b) Every person entitled to vote or to execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary of the corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. No proxy shall be voted on after three years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

(c) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to Section 2.6(b), the following shall constitute a valid means by which a stockholder may grant such authority:

(1) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telephone, telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telephone, telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telephone, telegram, cablegram or other electronic transmission was authorized by the stockholder. Such authorization can be established by the signature of the stockholder on the proxy, either in writing or by a signature stamp or facsimile signature, or by a number or symbol from which the identity of the stockholder can be determined, or by any other procedure deemed appropriate by the inspectors or other persons making the determination as to due authorization. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to Section 2.6(c) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 2.7 Voting Procedures and Inspectors of Elections.

(a) The corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

(b) The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(c) The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(d) In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with Sections 211(e) or 212(c)(2) of the Delaware General Corporation Law, or any information provided pursuant to Section 211(a)(2)(B)(i) or (iii) thereof, ballots and the regular books and records of the corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification pursuant to Section 2.7(b) shall specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 2.8 List of Stockholders.

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. The corporation need not include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.9 Stockholder Proposals at Annual Meetings.

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, otherwise properly brought before the meeting by or at the direction of the Board, or otherwise properly brought before the meeting by a stockholder.

Section 2.10 Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. To be effective, a written consent must be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation in accordance with this Section. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(b) A telegram, cablegram or other electronic transmission consent to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder, and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if to the extent and in the manner provided by resolution of the Board of the corporation.

(c) Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE 3

DIRECTORS

Section 3.1 Number and Term of Office.

The number of directors of the corporation shall be two (2), unless changed by amendment of the Certificate of Incorporation or by a Bylaw amending this Section 3.1 duly adopted by the vote or written of the majority of the stockholders.

With the exception of the first Board, which shall be elected by the incorporators, and except as provided in Section 3.3, the directors shall be elected by a plurality vote of the shares represented in person or by proxy, at the stockholders annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 3.2 Powers.

The powers of the corporation shall be exercised, its business conducted and its property controlled by or under the direction of the Board.

Section 3.3 Vacancies.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant and until his successor shall have been duly elected and qualified. A vacancy in the Board shall be deemed to exist under this section in the case of the death, removal or resignation of any director, or if the stockholders fail at any meeting of stockholders at which directors are to be elected (including any meeting referred to in Section 3.4 below) to elect the number of directors then constituting the whole Board.

Section 3.4 Resignations and Removals.

Any director may resign at any time by delivering his resignation to the Secretary in writing or by electronic transmission, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board. If no such specification is made it shall be deemed effective at the pleasure of the Board. When one or more directors shall resign from the Board effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.5 Meetings.

(a) The annual meeting of the Board shall be held immediately after the annual stockholders' meeting and at the place where such meeting is held or at the place announced by the Chairman at such meeting. No notice of an annual meeting of the Board shall be necessary, and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Except as hereinafter otherwise provided, regular meetings of the Board shall be held in the office of the corporation required to be maintained pursuant to Section 1.2 hereof. Regular meetings of the Board may also be held at any place, within or without the State of Delaware, which has been designated by resolutions of the Board or the written consent of all directors.

(c) Special meetings of the Board may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board or, if there is no Chairman of the Board, by the Chief Executive Officer, or by any of the directors.

(d) Written notice of the time and place of all regular and special meetings of the Board shall be delivered personally to each director or sent by telegram or facsimile transmission or other form of electronic transmission at least 48 hours before the start of the meeting, or sent by first class mail at least 120 hours before the start of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat.

Section 3.6 Quorum and Voting.

(a) A quorum of the Board shall consist of a majority of the exact number of directors fixed from time to time in accordance with Section 3.1 hereof, but not less than one; provided that, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board, without notice other than by announcement at the meeting.

(b) At each meeting of the Board at which a quorum is present, all questions and business shall be determined by a vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation, or these Bylaws.

(c) Any member of the Board, or of any committee thereof, may participate in a meeting by means of conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) The transactions of any meeting of the Board, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.7 Action Without Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.8 Fees and Compensation.

Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board.

Section 3.9 Committees.

(a) **Executive Committee:** The Board may appoint an Executive Committee of not less than one member, each of whom shall be a director. The Executive Committee, to the extent permitted by law, shall have and may exercise when the Board is not in session all powers of the Board in the management of the business and affairs of the corporation, except such committee shall not have the power or authority to amend these Bylaws or to approve or recommend to the stockholders any action which must be submitted to stockholders for approval under the General Corporation Law.

(b) **Other Committees:** The Board may from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committee, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term:** The terms of members of all committees of the Board shall expire on the date of the next annual meeting of the Board following their appointment; provided that they shall continue in office until their successors are appointed. The Board, subject to the provisions of subsections (a) or (b) of this Section 3.9, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee; provided that no committee shall consist of less than one member. The membership of a committee member shall terminate on the date of his death or voluntary resignation, but the Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings:** Unless the Board shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.9 shall be held at such times and places as are determined by the Board, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter; special meetings of any such committee may be held at the principal office of the corporation required to be maintained pursuant to Section 1.2 of Article I hereof; or at any place which has been designated from time to time by resolution of such committee or by written consent of all members thereof, and may be called by any director who is a member of such committee upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of the time and place of special meetings of the Board. Notice of any special meeting of any committee may be waived in writing at any time after the meeting and will be waived by any director by attendance thereat. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

ARTICLE 4

OFFICERS

Section 4.1 Officers Designated.

The officers of the corporation shall be a Chief Executive Officer, Treasurer and Secretary. The Board or the Chief Executive Officer may also appoint a Chairman of the Board, Chief Operations Officer, Chief Marketing Officer, one or more Vice Presidents, assistant secretaries, assistant treasurers, and such other officers and agents with such powers and duties as it or he shall deem necessary. The order of the seniority of the Vice Presidents shall be in the order of their nomination unless otherwise determined by the Board. The Board may assign such additional titles to one or more of the officers as they shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board.

Section 4.2 Tenure and Duties of Officers.

(a) **General:** All officers shall hold office at the pleasure of the Board and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board may be removed at any time by the Board. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board. Nothing in these Bylaws shall be construed as creating any kind of contractual right to employment with the corporation.

(b) **Duties of the Chairman of the Board:** The Chairman of the Board (if there be such an officer appointed) shall, when present, preside at all meetings of the stockholders and the Board and shall perform all duties commonly incident to that office. The Chairman shall have authority to execute in the name of the corporation bonds, contracts, deeds, leases and other written instruments to be executed by the corporation (except where law requires the signature of the Chief Executive Officer), and shall perform such other duties and have such other powers as the Board shall designate from time to time.

(c) **Duties of the Chief Executive Officer:** Subject to such supervisory powers, if any, as may be given by the Board to the Chairman, the Chief Executive Officer shall be the chief executive officer of the corporation and shall perform all the duties commonly incident to that office. The Chief Executive Officer shall have authority to execute in the name of the corporation bonds, contracts, deeds, leases and other written instruments to be executed by the corporation. The Chief Executive Officer shall preside at all meetings of the shareholders and, in the absence of the Chairman or if there is none, at all meetings of the Board, and shall perform such other duties and have such other powers as the Board shall designate from time to time.

(d) **Duties of Vice Presidents:** The Vice Presidents (if there be such officers appointed), in the order of their seniority (unless otherwise established by the Board) may assume and perform the duties of the Chief Executive Officer in the absence or disability of the Chief Executive Officer or whenever the offices of the Chairman of the Board and Chief Executive Officer are vacant. The Vice Presidents shall have such titles, perform such other duties, and have such other powers as the Board, the Chief Executive Officer or these Bylaws may designate from time to time.

(e) **Duties of Secretary:** The Secretary shall attend all meetings of the stockholders and of the Board and any committee thereof, and shall record all acts and proceedings thereof in the minute book of the corporation, which may be maintained in either paper or electronic form. The

Secretary shall give notice, in conformity with these Bylaws, of all meetings of the stockholders and of all meetings of the Board and any Committee thereof requiring notice. The Secretary shall perform such other duties and have such other powers as the Board shall designate from time to time. The Chief Executive Officer may direct any assistant secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each assistant secretary shall perform such other duties and have such other powers as the Board or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct any assistant secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each assistant secretary shall perform such other duties and have such other powers as the Board or the Chief Executive Officer may designate from time to time.

(f) **Duties of Treasurer:** The Treasurer shall be the treasurer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner, and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board or the Chief Executive Officer. The Treasurer, subject to the order of the Board, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform all other duties commonly incident to his office and shall perform such other duties and have such other powers as the Board or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct any assistant treasurer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each assistant treasurer shall perform such other duties and have such other powers as the Board or the Chief Executive Officer shall designate from time to time.

ARTICLE 5

EXECUTION OF CORPORATE INSTRUMENTS, AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.1 Execution of Corporate Instruments.

(a) The Board may in its discretion determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the corporation.

(b) Unless otherwise specifically determined by the Board or otherwise required by law, formal contracts of the corporation, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board (if there be such an officer appointed) or by the Chief Executive Officer; such documents may also be executed by any Vice President, the Treasurer or the Secretary or any assistant treasurer or assistant secretary. All other instruments and documents requiring the corporate signature but not requiring the corporate seal may be executed as aforesaid or in such other manner as may be directed by the Board.

(c) All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board shall authorize so to do.

(d) Execution of any corporate instrument may be effected in such form, either manual, facsimile or electronic signature, as may be authorized by the Board.

Section 5.2 Voting of Securities Owned by Corporation.

All stock and other securities of other corporations owned or held by the corporation for itself or for other parties in any capacity shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board or, in the absence of such authorization, by the Chairman of the Board (if there be such an officer appointed), or by the Chief Executive Officer, or by any Vice President.

ARTICLE 6

SHARES OF STOCK

Section 6.1 Form and Execution of Certificates.

The shares of the corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chief Executive Officer or by any Vice President on the one hand (if there be such an officer appointed) and by the Treasurer or assistant treasurer or the Secretary or assistant secretary on the other hand, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 6.2 Lost Certificates.

The Board may direct a new certificate or certificates (or uncertificated shares in lieu of a new certificate) to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates (or uncertificated shares in lieu of a new certificate), the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to indemnify the corporation in such manner as it shall require and/or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 6.3 Transfers.

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, who shall furnish proper evidence of authority to transfer, and in the case of stock represented by a certificate, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed.

Section 6.4 Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the date on which the meeting is held. A determination of stockholders of record entitled notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the Board may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting, when no prior action by the Board is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent or electronic transmission setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided that any such electronic transmission shall satisfy the requirements of Section 2.10(b) and, unless the Board otherwise provides by resolution, no such consent by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 6.5 Registered Stockholders.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE 7

OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the corporation, other than stock certificates, may be signed by the Chairman of the Board (if there be such an officer appointed), or the Chief Executive Officer or any Vice President or such other person as may be authorized by the Board and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an assistant secretary, or the Treasurer or an assistant treasurer; provided that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signature of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an assistant treasurer of the corporation, or such other person as may be authorized by the Board, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon has ceased to be an officer of the corporation before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE 8

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

Section 8.1 Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "**Proceeding**"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "**Agent**"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter "**Expenses**"); provided that except as to actions to enforce indemnification rights pursuant to Section 8.3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board.

Section 8.2 Authority to Advance Expenses.

Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided that if required by the Delaware General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 8.3 Right of Claimant to Bring Suit.

If a claim under Section 8.1 or Section 8.2 above is not paid in full by the corporation within 30 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 8.4 Provisions Nonexclusive.

The rights conferred on any person by this Article 8 shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate of Incorporation, agreement, or vote of the stockholders or disinterested directors is inconsistent with these Bylaws, the provision, agreement, or vote shall take precedence.

Section 8.5 Authority to Insure.

The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article 8.

Section 8.6 Enforcement of Rights.

Without the necessity of entering into an express contract, all rights provided under this Article shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and such Agent. Any rights granted by this Article 8 to an Agent shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction.

Section 8.7 Survival of Rights.

The rights provided by this Article 8 shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 8.8 Settlement of Claims.

The corporation shall not be liable to indemnify any Agent under this Article 8 (i) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (ii) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 8.9 Effect of Amendment.

Any amendment, repeal, or modification of this Article 8 shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification without the prior written consent of such Agent.

Section 8.10 Subrogation.

In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 8.11 No Duplication of Payments.

The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

Section 8.12 Saving Clause.

If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each Agent to the fullest extent not prohibited by any applicable portion of this Article that shall not have been invalidated, or by any other applicable law.

ARTICLE 9

NOTICES

Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, the same shall be given either (i) in writing, timely and duly deposited in the United States Mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent, or (ii) by a means of electronic transmission that satisfies the requirements of Section 2.4(e) of these Bylaws, and has been consented to by the stockholder to whom the notice is given. Any notice required to be given to any director may be given by either of the methods hereinabove stated, except that such notice other than one which is delivered personally, shall be sent to such address or (in the case of electronic communication) such e-mail address, facsimile telephone number or other form of electronic address as such director shall have filed in writing or by electronic communication with the Secretary of the corporation, or, in the absence of such filing, to the last known post office address of such director. If no address of a stockholder or director be known, such notice may be sent to the office of the corporation required to be maintained pursuant to Section 1.2 of Article I hereof. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall be conclusive evidence of the statements therein contained. All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing and all notices given by means of electronic transmission shall be deemed to have been given as at the sending time recorded by the electronic transmission equipment operator transmitting the same. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such a stockholder or such director to receive such notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation, or of these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

ARTICLE 10

AMENDMENTS

Except as otherwise provided in Section 8.9 above, these Bylaws may be repealed, altered or amended or new Bylaws adopted by written consent of stockholders in the manner authorized by Section 2.10 above, or at any meeting of the stockholders, either annual or special, by the affirmative vote of a majority of the stock entitled to vote at such meeting, unless a larger vote is required by these Bylaws or the Certificate of Incorporation. Except as otherwise provided in Section 8.9 above, the Board shall also have the authority to repeal, alter or amend these Bylaws or adopt new Bylaws (including, without limitation, the amendment of any Bylaws setting forth the number of directors who shall constitute the whole Board) by unanimous written consent or at any annual, regular, or special meeting by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such Bylaws and provided that the Board shall not make or alter any Bylaws fixing the qualifications, classifications, or term of office of directors.

CERTIFICATE OF SECRETARY

The undersigned, Secretary of YE US, Inc., a Delaware corporation, hereby certifies that the foregoing is a full, true and correct copy of the Bylaws of said corporation, with all amendments to date of this Certificate.

WITNESS the signature of the undersigned this 09 day of July, 2016.

____

Zhanna Barseghyan , Secretary

EXHIBIT B

CERTIFICATE OF AMENDMENT
OF THE BYLAWS
OF
YE US, INC

The undersigned, who is the [duly elected and/or acting] Secretary of Ye Us, Inc., a Delaware corporation (the "Company"), does hereby certify, as follows:

1. Section 6.1 of Article 6 of the Bylaws of the Company was amended, by unanimous written consent of the Board, on October 19, 2017, to read in its entirety, as follows:

"Section 6.1. Certificate of Shares. Shares of the corporation's stock may be certified or uncertified, as provided under Delaware law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation's stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on the certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertified shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Delaware, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation."

2. Section 6.2 of Article 6 of the Bylaws of the Company was amended, by unanimous written consent of the Board, on October 19, 2017, to read in its entirety, as follows:

"Section 6.2. Lost Certificates. Except as provided in this Section 6.2, no new certificates for shares or uncertified shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate of stock, or uncertified shares in place of a certificate previously issued by it on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate or uncertified shares."

3. The foregoing amendments to the Bylaws of the Corporation have not been modified, amended, rescinded, or revoked and remain in full force and effect on the date hereof.

The undersigned has executed this Certificate as of October 19, 2017.

Vigen Sanahyan/CEO
Name / Title

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "YE US, INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF JULY, A.D. 2016, AT 10:23 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6092156 8100
SR# 20164844883

Authentication: 202643539
Date: 07-13-16

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION OF
YE US, INC.

1. The name of the Corporation is YE US, Inc. (the ***"C01poration")***.

2. The address of the Corporation 's registered office in the State of Delaware is Corporation Trust Center, 1 209 Orange Street, in the City of Wilmington, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("DGCL").

4. The total number of shares of all classes of stock that the Corporation is authorized to issue is 5,000 shares of Common Stock, with a par value of $0.0001 per share.

5. The Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

6. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

7. Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:23 AM 07/11/2016
FILED 10:23 AM 07/11/2016
SR 20164844883 - File Number 6092156

8. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

10. To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of this Corporation (and any other persons to which the DGCL permits this Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

11. The name and mailing address of the sole incorporator is as follows:

Name	Mailing Address
Vigen Sanahyan	c/o Brian C. Close Dinsmore & Shohl LLP 191 W. Nationwide Blvd, Ste 300 Columbus, Ohio 43215

I, the undersigned, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and, accordingly, have hereunto set my hands this 09 day of July, 2016.

Vigen Sanahyan, Incorporator

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

YE US, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

The total number of shares of all classes of stock that the Corporation is authorized to issue is 10,000,000 shares of Common Stock, with a par value of $0.0001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16 day of October, 2017.

By: [signature]
Authorized Officer

Title: PRESIDENT

Name: VIGEN SANAHYAN
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:16 PM 10/16/2017
FILED 03:16 PM 10/16/2017
SR 20176636692 - File Number 6092156